SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

                                 ------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 4, 2006



                                 CNOOC Limited
                (Translation of registrant's name into English)

                 -------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                 -------------------------------------------



   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



           Form 20-F      X              Form 40-F
                        ---------                     ----------


       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)



              Yes                            No         X
                        ---------                     ----------


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]
                                 CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                   RESULTS OF EXTRAORDINARY GENERAL MEETINGS
                           HELD ON 31 DECEMBER 2005


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Two extraordinary general meetings of the Company were held on 31 December
2005 at 10 a.m. and 11:25 a.m. respectively.

The Board announces that, at the first extraordinary general meeting held at 10 a.m., the ordinary resolutions (as proposed) in respect of the re-election of Mr. Fu Chengyu, Mr. Wu Guangqi and Mr. Tse Hau Yin, Aloysius as Directors of the Company, and the authorisation for the Board to determine the Directors' aggregate remuneration for the current financial year (subject to a limit of HK$20,000,000), were duly passed by the Shareholders by way of poll, and the special resolution (as proposed) in respect of the amendment to
Article 89(a) of the Articles of Association of the Company was also duly passed by the Shareholders by way of poll.

At the second extraordinary general meeting held at 11:25 a.m., the ordinary resolutions (as proposed) in respect of the Revised Cap for the "technical services" category of continuing connected transactions, the Non-Exempt Continuing Connected Transactions, and the Proposed Caps for each category of the Non-Exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll, and the ordinary resolution (as proposed) in respect of the termination of the existing share option scheme of the Company and adoption of the New Share Option Scheme was also duly passed by the Shareholders by way of poll. The ordinary resolution in respect of the amendment to the Existing Non-Compete Undertaking was defeated on a vote by the Independent Shareholders by way of poll.
------------------------------------------------------------------------------

Reference is made to the explanatory statement of the Company dated 3 December 2005 in respect of amendment to Articles of Association and re-election of Directors and the circular of the Company dated 10 December 2005 (the "Circular") in respect of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for existing continuing connected transaction, the New Categorisation for continuing connected transactions and adoption of the New Share Option Scheme. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

Two extraordinary general meetings of the Company were held on 31 December 2005 at 10 a.m. and 11:25 a.m. respectively.

The Board announces that, at the first extraordinary general meeting held at 10 a.m. (the "First EGM"), the ordinary resolutions (as proposed) in respect of the re-election of Mr. Fu Chengyu, Mr. Wu Guangqi and Mr. Tse Hau Yin, Aloysius as Directors of the Company, and the authorisation for the Board to determine the Directors' aggregate remuneration for the current financial year (subject to a limit of HK$20,000,000), were duly passed by the Shareholders by way of poll, and the special resolution (as proposed) in respect of the amendment to Article 89(a) of the Articles of Association of the Company was also duly passed by the Shareholders by way of poll.

At the second extraordinary general meeting held at 11:25 a.m. (the "Second EGM"), the ordinary resolutions (as proposed) in respect of the Revised Cap for the "technical services" category of continuing connected transactions, the Non-Exempt Continuing Connected Transactions, and the Proposed Caps for each category of the Non-Exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll, and the ordinary resolution (as proposed) in respect of the termination of the existing share option scheme of the Company and adoption of the New Share Option Scheme was also duly passed by the Shareholders by way of poll. The ordinary resolution in respect of the amendment to the Existing Non-Compete Undertaking was defeated on a vote by the Independent Shareholders by way of poll.

As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the resolutions approving the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction, the Non-Exempt Continuing Connected Transactions (including the Proposed
Caps). There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the First EGM and the Second EGM.

Poll results at the First EGM

As at the date of the First EGM, the total number of Shares in issue was 41,054,675,375 Shares. There is no Shareholder that is materially interested in any of the proposed resolutions at the First EGM and therefore none of the Shareholders is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the First EGM was 41,054,675,375 Shares.

The vote-taking at the First EGM was scrutinized by representatives of Computershare Hong Kong Investor Services Limited. The results of the poll at the First EGM were as follows:

----------------------------------------------------------------------------------------------------------
                                                                               Number of votes (%)
                                                                          --------------------------------
                          Ordinary Resolution                                  For            Against
----------------------------------------------------------------------------------------------------------
A1.     To re-elect Mr. Fu Chengyu as executive Director                  33,699,803,860     58,038,770
                                                                             (99.83%)         (0.17%)
----------------------------------------------------------------------------------------------------------
A2.     To re-elect Mr. Wu Guangqi as executive Director                  33,686,424,860     53,468,270
                                                                             (99.84%)         (0.16%)
----------------------------------------------------------------------------------------------------------
A3.     To re-elect Mr. Tse Hau Yin, Aloysius as independent              33,710,359,318     30,708,812
        non-executive Director                                               (99.91%)         (0.09%)
----------------------------------------------------------------------------------------------------------
A4.     To authorise the Board to determine the aggregate remuneration    33,678,354,218     75,464,912
        of the Directors for the current financial year, subject to a       (99.78%)         (0.22%)
        limit of HK$20,000,000
----------------------------------------------------------------------------------------------------------
                          Special Resolution
----------------------------------------------------------------------------------------------------------
B1.     To approve the amendment to Article 89(a) of the Articles of      33,530,473,410    196,361,614
        Association of the Company                                           (99.42%)         (0.58%)
----------------------------------------------------------------------------------------------------------

Poll results at the Second EGM

As at the date of the Second EGM, the total number of Shares in issue was 41,054,675,375 Shares, and the total number of Shares entitling the Independent Shareholders to attend and vote in respect of Ordinary Resolutions 1 to 4 (excluding the number of Shares held by OOGC,

CNOOC BVI and their respective associates who are required to abstain from voting in favour of the relevant Ordinary Resolutions) at the Second EGM was 12,054,675,375 Shares, representing approximately 29.36% of the total number of Shares in issue. There is no Shareholder that is materially interested in the proposed resolutions regarding the adoption of the New Share Option Scheme and therefore none of the Shareholders is required to abstain from voting in respect of such resolution. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the proposed resolution regarding the adoption of the New Share Option Scheme was 41,054,675,375 Shares.

The vote-taking at the Second EGM was also scrutinized by representatives of Computershare Hong Kong Investor Services Limited. The results of the poll at the Second EGM were as follows:

----------------------------------------------------------------------------------------------------------
                                                                               Number of votes (%)
                                                                         ---------------------------------
                          Ordinary Resolution                                 For            Against
----------------------------------------------------------------------------------------------------------
1.   To approve the Supplemental Agreement in relation to certain        1,989,177,346   2,871,492,383
     amendments to the Existing Non-Compete Undertaking                     (40.92%)         (59.08%)

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2.   To approve the Revised Cap for the "technical services" category    4,818,195,777      16,752,900
     of continuing connected transactions                                   (99.65%)         (0.35%)

----------------------------------------------------------------------------------------------------------
3.   To approve the Non-Exempt Continuing Connected Transactions         4,830,242,577      12,184,100
                                                                            (99.75%)         (0.25%)
----------------------------------------------------------------------------------------------------------
4.   To approve the Proposed Caps for each category of the Non-Exempt    4,823,440,977      11,082,100
     Continuing Connected Transactions                                      (99.77%)         (0.23%)
----------------------------------------------------------------------------------------------------------
5.   To approve the termination of the existing share option scheme of  30,916,709,803   2,913,751,786
     the Company and adoption of the New Share Option Scheme                (91.39%)         (8.61%)
----------------------------------------------------------------------------------------------------------

As at the date of this announcement, the Board comprises the following:

Executive Directors                       Independent non-executive Directors
Fu Chengyu (Chairman)                     Sung Hong Chiu
Luo Han                                   Kenneth S. Courtis
Zhou Shouwei                              Evert Henkes
Cao Xinghe                                Tse Hau Yin, Aloysius
Wu Zhenfang                               Lawrence J. Lau
Wu Guangqi
Yang Hua


                                                          By Order of the Board
                                                              CNOOC Limited
                                                                Cao Yunshi
                                                            Company Secretary

Hong Kong, 31 December 2005




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



                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited

                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary
Dated: January 4, 2006